Exhibit 99.21

PACIFIC THERAPEUTICS LTD.

MANAGMENTS’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three-Months Ended March 31, 2016

Overview

This MD&A has been prepared as of May 30, 2016 and the following information should be read in conjunction with the Pacific Therapeutics Ltd (the “Issuer”, the Company”) un-audited financial statements for the quarter ended March 31, 2016 and the Audited financial statements dated December 31, 2015 together with the notes thereto. The Issuer’s financial statements for the period have been prepared in accordance with International Financial Reporting Standards (IFRS).

This discussion contains forward-looking statements that involve certain risks and uncertainties. Statements regarding future events, expectations and beliefs of management and other statements that do not express historical facts are forward-looking statements. In this discussion, the words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “potential” and similar expressions, as they relate to the Issuer, its business and management, are intended to identify forward looking statements. The Issuer has based these forward-looking statements largely on its current expectations and projections about future events and financial trends affecting the financial condition of the business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Except as may be required by applicable law or stock exchange regulation, the Issuer undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements. If the Issuer updates one or more forward-looking statements, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements. Additional information relating to the Issuer, is available by accessing the SEDAR website at www.sedar.com.

Business Overview and Strategy

The Issuer is a development stage specialty pharmaceutical company. The Issuer was focused on developing late stage clinical therapies and in-licensed novel compounds for Fibrosis, Erectile Dysfunction (ED) and other indications. The Issuer’s lead compound for Fibrosis, PTL-202 is a combination of already approved drugs which have well established safety profiles. PTL-202 has completed a phase 1 drug/ drug interaction clinical trial. The Issuer’s lead product for Erectile Dysfunction PTL-2015 is an oral dissolving version of a top selling therapy for ED. PTL-2015 has completed a pilot bioavailability study in humans.

With the sale of its technology assets (related to fibrosis and erectile dysfunction) to Forge Therapeutics Inc., the Company’s main asset will be the 15,000,000 common shares that Forge has committed to issue to the Company.

The Company will look at other opportunities for growth. As a subsequent event to the year end, it has entered into a 50-50 joint-venture to develop an early stage immune boosting herbal supplement, BP120, with Truevita Supplements on March, 2016. This herbal supplement is aimed at the treatment of immune deficiency and hypertension.

The Issuer will continue to operate virtually, outsourcing all non-core activities such as pre-clinical research and clinical trials and manufacturing. The Issuer will continue to build core skills in managing clinical development of therapies, licensing and commercialization.

However, lack of interest in financing an early stage junior public company, the Company may be forced into partnering to help finance the development of BP120.

Overall Performance

The Issuer’s plan is to continue to operate virtually, outsourcing all non-core activities such as pre-clinical research and clinical trials and manufacturing. Also given the company’s inability to secure significant financing to move forward with its product candidates the company is looking into alternative solutions to maintain shareholder value as well as move the product candidates forward.

Corporate Highlights

During the first three months of 2016 the Issuer accomplished the following:

  On February 1, 2016 the Company announced it appointed Robert “Nick” Horsley to the Board of Directors.

  On March 7, 2016 the Company announced it entered into a joint-venture to develop an early stage immune boosting herbal supplement with TrueVita Supplements.

  On March 15, 2016, the Company completed a share consolidation on the basis of thirty pre-consolidation common shares for each post consolidation common share. Following the Consolidation, it is anticipated that the Company will have approximately 1,379,887 common shares issued and outstanding, and continue to trade on the Canadian Securities Exchange under the existing symbol “PT”.

  On March 30, 2016 completed a private placement of 4,855,998 shares at $0.06 per share for gross proceeds of $291,360.

  On March 30, 2016, the Company appointed Robert “Nick” Horsley as the chief executive officer, replacing Derick Sinclair who will remain a director and chief financial officer.

Selected Financial Information

The financial information reported here has been prepared in accordance with IFRS. The Issuer uses the Canadian dollar (CDN) as its reporting currency. Selected un-audited financial data for interim operations of the Issuer for the three and three months ended March 31, 2016 and March 31, 2015 is presented below:

Selected Statement of Operations Data

Period ended	Three Months	Three Months	Three Months
	ended March	ended March	ended March
	31, 2016 (1)	31, 2015 (1)	31, 2014 (1)
Total revenues	$Nil	$Nil	$Nil
Net and Comprehensive loss	$(44,273)	$(113,905)	$(174,225)
Basic loss per share	$(0.007)	$(0.003)	$(0.005)
Diluted loss per share (Unaudited)	$(0.007)	$(0.003)	$(0.005)
Weighted average shares	6,207,498	1,308,019	1,248,561
(1) Financial data for the quarter prepared using IFRS

The net loss from operations of $44,273 for the three months ended March 31, 2016 increased when compared to the loss and comprehensive loss from operations of $113,905 for the three months ended March 31, 2015, a positive variance of $69,632. The gain is primarily due to a decrease in most expense categories in the three month period ended March 31, 2016 as compared to the three month period ended March 31, 2015.

Selected Balance Sheet Data

Period ended	March 31,	March 31,
	2016 (1)	2015(1)
Cash & Equivalents	$245,289	$944
Current assets	259,984	1,829
Property and equipment (net of depreciation)	Nil	Nil
Patents & Licenses (net of amortization)	Nil	63,644
Total Assets	259,985	65,473

Current liabilities	620,975	973,141
Non-Current liabilities	Nil	Nil
Total liabilities	620,975	973,141
Working Capital	$(360,990)	$(971,312)
(1) Financial data for the quarter prepared using IFRS

Cash and equivalents increased in the first three months by $245,289 from an overdraft of $141 on December 31, 2015 at March 31, 2016.

Comparison of the Quarters ending March 31, 2016 and March 31, 2015

Revenues

The Issuer has no drug therapies approved or for sale and has not generated any revenue from the sale of drug therapies. The Issuer has not recognized any revenue since inception through March 31, 2016. The only revenue the Issuer expects to receive are maintenance fees from Forge Therapeutics Inc. as stated in the asset Purchase agreement with Forge.

Expenses

The net loss from operations for the three months ended March 31, 2016 was net loss $44,273 (March 31, 2015 – net loss $113,905) a favourable variance of $69,432. The gain is primarily due to a general decrease in activity as the Company focused on completing the transaction with Forge as noted in overall performance above.

Operating costs for the three months ended March 31, 2016 were $44,273 (March 31, 2015 - $113,905) a favourable variance of $69,632. The reduction in costs are primarily due to a general decrease in activity as the Company focused on completing the transaction with Forge as noted in overall performance above.

Research & Development Expense

Research and development expense consists primarily of salaries for management of research contracts and research contracts for pre-clinical studies, clinical studies and assay development as well as the development of clinical trial protocols and application to government agencies to conduct clinical trials, including consulting services fees related to regulatory issues and business development expenses related to the identification and evaluation of new drug candidates. Research and development costs are expensed as they are incurred.

General and Administrative Expenses

General and administrative costs consist primarily of personnel related costs, non-intellectual property related legal costs, accounting costs and other professional and administrative costs associated with general corporate activities.

During the three months ended March 31, 2016 total general and administrative costs were $44,273 (March 31, 2015 - $113,905) a decrease of $69,332. The decreased loss is primarily due to a decrease in bank charges and interest of $824, office of $350, rent and occupancy of $1,350, advertising and promotion of $22,328, amortization of intangible of $1479, financial instrument loss of $1,000, insurance of $997, travel of $169, interest on convertible note of $7,572, telephone and utility of $694, wage and benefits of $40,000 and share based payments of $10,665 in the three month period ended March 31, 2016. These decreases were offset by increases in Professional fees of $10,987 and Transfer agent of $6,809.

Now PTL-202 and PTL-2015 clinical and development costs will be managed by Forge Pharmaceuticals, general and administrative expenses will be expected decrease.

Intellectual Property and Intangible Assets

All license and option fees paid to licensors for intellectual property licenses are capitalized to intangible assets on the Issuer’s financial statements. In addition, any expenses for intellectual property protection including patent lawyers services fees, and any filing fees with government agencies or the WIPO are capitalized to intangible assets. Now that its technology patents have been assigned to Forge Pharmaceuticals, patent costs are expected to decrease in the next twelve months.

Interest Expense/(Income)

The net interest expense in the three months ended March 31, 2016 was $2,830 (March 31, 2015 –$10,402). The interest expense decrease was due to the convertible loan.

Profits

At this time, the Issuer is not anticipating profit from operations. The Issuer will report an annual deficit and quarterly deficit and will rely on its ability to obtain equity/or debt financing and maintenance fees from the Asset Purchase Agreement to fund on-going operations. For information concerning the business of the Issuer, please see “Business Overview and Strategy”.

Stock Based Compensation

For the three months ended March 31, 2016 stock based compensation was $1,333 (March 31, 2015 –$11,998).

Selected Quarterly Information

	March 31	December	September	June 30,	March 31,	December	September	June 30,
	2016	31, 2015	30, 2015	2015	2015	31, 2014	30, 2014	2014
	$	$	$	$	$	$	$	$
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Gain/(Loss)	(44,273)	(33,656)	427,540	(100,306)	(113,905)	(234,287)	(135,543)	(149,592)
Gain/(loss) Loss per Share basic and diluted	(0.007)	(0.00)	0.010	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)
Cash	245,289	(141)	(120)	631	944	1,513	8,370	1,905
Total Assets	259,985	14,696	21,292	65,953	65,473	67,315	87,769	81,660

Non-Current Liabilities	Nil	Nil	Nil	Nil	973,141	Nil	Nil	Nil

Liquidity and Capital Resources

At March 31, 2016, the Issuer had cash and cash equivalents of $245,289 (December 31, 2015 – ($141)) and a working capital deficit of $360,990 (December 31, 2015 – deficit $609,410). Working capital is defined as current assets less current liabilities.

Cash utilized in operating activities during the three months ended March 31, 2016 was $39,930 (March 31, 2015 – $75,348). This difference between March 31, 2016 and March 31, 2015 was an overall decrease in expenses.

At March 31, 2016, share capital was $3,091,370 comprising 6,221,370 issued and outstanding Common Shares (December 31, 2015 – $2,800,010 comprising 1,365,887 issued and outstanding Common Shares).

Warrant and Option Reserves at March 31, 2016 is $123,272(December 31, 2015 – $121,939) the increase is the result of the share based payments for the period.

As a result of the net loss for the period ending March 31, 2016 of $44,273 (March 31, 2015 - $(113,905)) the deficit at March 31, 2016 decreased to $3,581,512 from $4,029,057 as at March 31, 2015.

At present, the Issuer’s operations do not generate cash inflows and its financial success after March 31, 2016 is dependent on management’s ability to continue to obtain sufficient funding to sustain operations through the development stage and successfully bring the Issuer’s technologies to the point that they may be out licensed so that the Issuer achieves profitable operations. The research and development process can take many years and is subject to factors that are beyond the Issuer’s control.

In order to finance the Issuer’s future research and development and to cover administrative and overhead expenses in the coming years the Issuer may raise money through equity sales. Many factors influence the Issuer’s ability to raise funds, including the Issuer’s track record, and the experience and calibre of its management. Actual funding requirements may vary from those planned due to a number of factors, including the progress of research activities. Management believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond their control. Should those risks fully materialize, it may not be able to raise adequate funds to continue its operations.

Off Balance Sheet Arrangements

There are currently no off balance sheet arrangements which could have an effect on current or future results or operations or the financial condition of the Company.

Transactions with Related Parties
	March 31,	December 31,
	2016	2015
Salary paid or accrued for a former CEO and former director	$106,667	$106,667
Consulting fees paid or accrued to the CFO and director	24,000	24,000
Accounting fees paid or accrued to a company controlled by CFO

and director	7,500	7,500
Legal fees for services provided by a director	1,334	1,334
Share-based payments for options issued to a director	4,500	4,500
Total key management personnel compensation	$144,001	$144,001

Subsequent Events

  On April 18, 2016, the Company announced that it has entered into an arrangement agreement dated April 18, 2016 in order to effect the plan of arrangement between the Company and Cabbay Holdings Corp. under the Business Corporations Act (British Columbia).

  On April 27, 2016, the Company announced the appointment of Mr. Abbey Abdiye as Chief Financial Officer (CFO) following Mr. Derick Sinclair’s resignation as CFO.

  On May 25, 2016, the Company reported that all matters submitted to the shareholders for approval as set out in the Company’s Notice of Meeting and Information Circular, were approve d by the requisite majority of votes cast at the annual general and special meeting of the shareholders held on May 20, 2016 in Vancouver.

Proposed Transactions

As at the date of this Management Discussion and Analysis there are no transactions currently contemplated by the Issuer.

Financial Instruments and Other Instruments

The Issuer’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and amounts due to shareholders. Unless otherwise noted, it is management’s opinion that the Issuer is not exposed to significant interest, currency or credit risks arising from financial instruments. Amounts due to shareholders, irrevocable subscriptions and Class B Series I Preferred Shares are classified as financial liabilities and are carried at amortized cost. The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.

Disclosure of Outstanding Share Data

As at March 31, 2016, the Issuer had an unlimited number of authorized common shares with 6,221,885 common shares issued and outstanding.

As at March 31, 2016 the issuer had 13,333 (December 31, 2015 – 13,333) options outstanding. The 13,333 options entitles the holder to purchase corresponding common shares at a weighted average exercise price of $5.81 and expiry dates range from July 3, 2017 to March 7, 2019.

The table below provides information concerning the designation and number of each class of equity securities for which there are securities outstanding as of the dates noted below:

Type of Security	Three Month ended	Three Month ended
	March 31, 2016	March 31, 2015
Common Shares	6,221,885	1,365,894
Preferred Shares Series I	Nil	Nil
Preferred Shares SeriesII	Nil	Nil
Options	13,333	103,333
Outstanding Warrants	368,333	552,333
Total	6,603,551	2,021,560